Exhibit 99.1

BMO Financial Group Reports Fourth Quarter and Fiscal 2018 Results

Fourth Quarter 2018 Earnings Release

Financial Results Highlights

Fourth Quarter 2018 Compared with Fourth Quarter 2017:

•	Net income of $1,695 million, up 38%, including a benefit from the remeasurement of an employee benefit liability[2] in the current quarter; adjusted net income[1] of $1,529 million, up 17%

•	EPS[3] of $2.57, up 42%; adjusted EPS[1,3] of $2.32, up 19%

•	ROE of 16.1%, up from 12.1%; adjusted ROE[1] of 14.5%, up from 12.9%

•	Provision for credit losses[4] (PCL) of $175 million, compared with $202 million in the prior year

•	Common Equity Tier 1 Ratio of 11.3%

•	Dividend increased by $0.04 from the prior quarter to $1.00, up 8% from the prior year

Fiscal 2018 Compared with Fiscal 2017:

•	Net income of $5,450 million, up 2% including the impact of the revaluation of our U.S. net deferred tax asset in the current year[5]; adjusted net income[1] of $5,979 million, up 9%

•	EPS[3] of $8.17, up 3%; adjusted EPS[1,3] of $8.99, up 10%

•	ROE of 13.2%, compared with 13.3%; adjusted ROE[1] of 14.6%, up from 13.7%

•	PCL of $662 million[4], including a $38 million recovery on performing loans, compared with $822 million on an adjusted basis and $746 million on a reported basis

Toronto, December 4, 2018 – For the fourth quarter ended October 31, 2018, BMO Financial Group recorded net income of $1,695 million or $2.57 per share on a reported basis, and net income of $1,529 million or $2.32 per share on an adjusted basis.

“BMO’s fourth quarter results demonstrated continued positive momentum and ended a successful year in which the bank delivered $6 billion in adjusted earnings and growth in adjusted earnings per share of 10%, led by strong performance in our Personal and Commercial banking businesses,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“This year, we continued to make good progress against our strategic objectives. We grew our U.S. segment at an accelerated pace, increased momentum in our Commercial banking business, adding relationships, loans and deposits, and delivered real value to our personal customers with new and enhanced digital capabilities. We’ve invested in and grown our businesses, and at the same time, improved efficiency, returned capital to our shareholders through increased dividends and share buybacks, and maintained a strong CET 1 ratio of 11.3%.

“Looking ahead to 2019, we will continue to build on this strong foundation and our differentiating strengths, including an integrated North American platform and deep relationships in our wealth, capital markets and P&C businesses, to deliver sustainable and competitive long-term performance,” concluded Mr. White.

Reported net income in the current quarter included a benefit of $203 million after-tax ($277 million pre-tax) from the remeasurement of an employee benefit liability, which was excluded from adjusted earnings. Reported net income in the current year also includes a $425 million charge related to the revaluation of our U.S. net deferred tax asset5 which was also excluded from adjusted earnings. Other adjusting items are included in the Non-GAAP Measures table on page 5.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

The current quarter included a benefit from the remeasurement of an employee benefit liability as a result of an amendment to our other employee future benefits plan for certain employees that was announced in the fourth quarter of 2018. This amount has been included in Corporate Services in non-interest expense.

(3)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

(4)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. Refer to the Changes in Accounting Policies section on page 121 of BMO’s 2018 Annual MD&A for further details. In prior periods, changes to the collective allowance were an adjusting item. Refer to the Non-GAAP measures on page 5.

(5)

Reported net income in the first quarter of 2018 included a $425 million (US$339 million) charge related to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. See the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual MD&A.

Note: All ratios and percentage changes in this document are based on unrounded numbers

Return on equity (ROE) was 16.1%, up from 12.1% in the prior year and adjusted ROE was 14.5%, up from 12.9%. Return on tangible common equity (ROTCE) was 19.5%, compared with 14.8% in the prior year and adjusted ROTCE was 17.3%, compared with 15.5%.

Concurrent with the release of results, BMO announced a first quarter 2019 dividend of $1.00 per common share, up $0.04 or 4% from the prior quarter and up $0.07 per share or 8% from the prior year. The quarterly dividend of $1.00 per common share is equivalent to an annual dividend of $4.00 per common share.

BMO’s 2018 audited annual consolidated financial statements and accompanying management discussion & analysis (MD&A), is available online at www.bmo.com/investorrelations and at www.sedar.com.

Fourth Quarter Operating Segment Overview

Canadian P&C

Reported fourth quarter net income of $675 million and adjusted net income of $676 million both increased $51 million or 8% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect revenue growth and lower provision for credit losses, partially offset by higher expenses.

During the quarter, we continued to enhance our digital capabilities as we launched Business Xpress, a small business lending platform that speeds up the loan approval process by 95% for small business loans. The platform uses data analytics technology and best-in-class automatic adjudication strategies providing a faster and more convenient way for Canada’s small businesses to obtain capital.

U.S. P&C

Reported net income of $372 million increased $102 million or 37% and adjusted net income of $383 million increased $102 million or 36% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income of US$285 million increased US$71 million or 33% and adjusted net income of US$294 million increased US$71 million or 31% from the prior year, due to good revenue growth and lower taxes from the benefit of U.S. tax reform and a favourable U.S. tax item, partially offset by higher expenses and higher provisions for credit losses.

During the quarter, the Federal Deposit Insurance Corporation released its annual deposit market share report and we improved our market share and maintained our ranking of second place in the Chicago and Milwaukee markets, and fourth place within our core footprint, which includes Illinois, Kansas, Wisconsin, Missouri, Indiana, and Minnesota.

BMO Wealth Management

Reported net income of $219 million increased $44 million or 25% and adjusted net income of $229 million increased $40 million or 21% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $192 million was unchanged and adjusted net income of $202 million decreased $4 million or 2% from the prior year, as business growth and lower taxes were more than offset by a legal provision and higher expenses. Insurance net income of $27 million was below trend but increased $44 million from the prior year, primarily due to less elevated reinsurance claims in the current year, with this partially offset by unfavourable market movements in the current quarter relative to favourable market movements in the prior year.

BMO Global Asset Management was named the Best Environmental Social and Governance (ESG) Research Team in the Investment Week Sustainable & ESG Investment Awards 2018. This award recognizes our longstanding commitment and leadership in responsible investing, and our belief that prudent management of ESG issues can have an important impact on the creation of long-term investor value.

BMO Capital Markets

Reported net income of $298 million decreased $18 million or 6%, and adjusted net income of $309 million decreased $7 million or 2% from a year ago, as higher Investment and Corporate Banking revenue and lower taxes were more than offset by higher expenses and lower Trading Products revenue. Adjusted net income excludes acquisition integration costs and the amortization of acquisition-related intangible assets.

On September 1, 2018, we completed the acquisition of KGS-Alpha Capital Markets (KGS-Alpha), a U.S. fixed income broker-dealer specializing in U.S. mortgage and asset-backed securities in the institutional investor market.

Corporate Services

Reported net income for the quarter was $131 million, compared with a net loss of $158 million in the prior year. Corporate Services adjusted net loss for the quarter was $68 million, compared with an adjusted net loss of $102 million in the prior year. Adjusted results increased mainly due to higher revenue excluding the teb adjustment and lower expenses. The adjusted results exclude a benefit of $203 million after-tax from the remeasurement of an employee benefit liability in the current period, a restructuring charge in the prior year, and acquisition integration costs in both periods.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2018 1

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.3% at October 31, 2018. The CET1 Ratio decreased from 11.4% at the end of the third quarter, as retained earnings growth, net of share repurchases, was more than offset by higher risk-weighted assets, including an acquisition.

Provision for Credit Losses

The total provision for credit losses was $175 million, a decrease of $27 million from the prior year. The provision for credit losses on impaired loans of $177 million decreased $25 million from $202 million in the prior year, primarily due to lower provisions in the P&C businesses and higher net recoveries in BMO Capital Markets and Corporate Services. There was a $2 million net recovery of credit losses on performing loans in the current quarter.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 BMO Financial Group Fourth Quarter Report 2018

Financial Review

The Financial Review commentary is as of December 4, 2018. The material that precedes this section comprises part of this Financial Review. The Financial Review should be read in conjunction with the unaudited interim consolidated financial statements for the period ended October 31, 2018, included in this document, as well as the audited annual consolidated financial statements for the year ended October 31, 2018, and the MD&A for fiscal 2018.

The 2018 Annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Financial Highlights	14	Review of Operating Groups’ Performance
5	Non-GAAP Measures		14	Personal and Commercial Banking (P&C)
6	Caution Regarding Forward-Looking Statements			15	Canadian Personal and Commercial Banking (Canadian P&C)
7	Foreign Exchange			16	U.S. Personal and Commercial Banking (U.S. P&C)
8	Net Income		18	BMO Wealth Management
8	Revenue		20	BMO Capital Markets
9	Provision for Credit Losses		21	Corporate Services
9	Impaired Loans	22	Risk Management
10	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	23	Interim Consolidated Financial Statements
10	Non-Interest Expense		23	Consolidated Statement of Income
11	Income Taxes		24	Consolidated Statement of Comprehensive Income
12	Capital Management		25	Consolidated Balance Sheet
			26	Consolidated Statement of Changes in Equity
		27	Other Investor and Media Information

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of October 31, 2018, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended October 31, 2018, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Fourth Quarter Report 2018 3

Financial Highlights

(Canadian $ in millions, except as noted)	Q4-2018	Q3-2018	Q4-2017	Fiscal 2018	Fiscal 2017
Summary Income Statement
Net interest income	2,669	2,607	2,535	10,313	10,007
Non-interest revenue	3,253	3,213	3,120	12,724	12,253
Revenue	5,922	5,820	5,655	23,037	22,260
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	390	269	573	1,352	1,538
Revenue, net of CCPB	5,532	5,551	5,082	21,685	20,722
Provision for credit losses on impaired loans (1)	177	177	na	700	na
Provision for (recovery of) credit losses on performing loans (1)	(2)	9	na	(38)	na
Total provision for credit losses (1)	175	186	202	662	746
Non-interest expense	3,224	3,386	3,375	13,613	13,330
Provision for income taxes	438	443	278	1,960	1,296
Net income	1,695	1,536	1,227	5,450	5,350
Attributable to bank shareholders	1,695	1,536	1,227	5,450	5,348
Attributable to non-controlling interest in subsidiaries	-	-	-	-	2
Net income	1,695	1,536	1,227	5,450	5,350
Adjusted net income	1,529	1,565	1,309	5,979	5,508
Common Share Data ($ except as noted)
Earnings per share	2.57	2.31	1.81	8.17	7.92
Adjusted earnings per share	2.32	2.36	1.94	8.99	8.16
Earnings per share growth (%)	41.9	13.0	(10.3)	3.1	14.5
Adjusted earnings per share growth (%)	19.3	16.4	(7.6)	10.1	8.5
Dividends declared per share	0.96	0.96	0.90	3.78	3.56
Book value per share	64.73	63.31	61.92	64.73	61.92
Closing share price	98.43	103.11	98.83	98.43	98.83
Number of common shares outstanding (in millions)
End of period	639.3	639.9	647.8	639.3	647.8
Average diluted	641.8	642.4	650.3	644.9	652.0
Total market value of common shares ($ billions)	62.9	66.0	64.0	62.9	64.0
Dividend yield (%)	3.9	3.7	3.6	3.8	3.6
Dividend payout ratio (%)	37.2	41.4	49.5	46.2	44.8
Adjusted dividend payout ratio (%)	41.3	40.6	46.2	41.9	43.5
Financial Measures and Ratios (%)
Return on equity	16.1	14.7	12.1	13.2	13.3
Adjusted return on equity	14.5	15.0	12.9	14.6	13.7
Return on tangible common equity	19.5	17.9	14.8	16.2	16.3
Adjusted return on tangible common equity	17.3	18.0	15.5	17.5	16.5
Net income growth	38.1	10.7	(8.8)	1.9	15.5
Adjusted net income growth	16.8	13.9	(6.2)	8.6	9.7
Revenue growth	4.7	6.6	7.2	3.5	5.6
Revenue growth, net of CCPB	8.9	6.6	(2.2)	4.6	6.0
Non-interest expense growth	(4.5)	3.0	1.4	2.1	2.2
Adjusted non-interest expense growth	6.0	3.7	(0.1)	3.4	3.6
Efficiency ratio, net of CCPB	58.3	61.0	66.4	62.8	64.3
Adjusted efficiency ratio, net of CCPB	62.4	60.3	64.1	62.2	62.9
Operating leverage, net of CCPB	13.4	3.6	(3.6)	2.5	3.8
Adjusted operating leverage, net of CCPB	2.9	2.9	(2.1)	1.2	2.0
Net interest margin on average earning assets	1.49	1.49	1.57	1.51	1.55
Effective tax rate	20.6	22.4	18.5	26.5	19.5
Adjusted effective tax rate	19.7	22.4	19.3	20.7	19.8
Total PCL-to-average net loans and acceptances (annualized)	0.18	0.19	0.22	0.17	0.20
PCL on impaired loans-to-average net loans and acceptances (annualized)	0.18	0.18	0.22	0.18	0.22
Balance Sheet (as at, $ millions, except as noted)
Assets	774,048	765,318	709,580	774,048	709,580
Gross loans and acceptances	404,215	395,295	376,886	404,215	376,886
Net loans and acceptances	402,576	393,635	375,053	402,576	375,053
Deposits	522,051	506,916	479,792	522,051	479,792
Common shareholders’ equity	41,387	40,516	40,114	41,387	40,114
Cash and securities-to-total assets ratio (%)	29.9	28.2	28.5	29.9	28.5
Capital Ratios (%)
CET1 Ratio	11.3	11.4	11.4	11.3	11.4
Tier 1 Capital Ratio	12.9	12.9	13.0	12.9	13.0
Total Capital Ratio	15.2	14.9	15.1	15.2	15.1
Leverage Ratio	4.2	4.2	4.4	4.2	4.4
Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3169	1.2997	1.2895	1.3169	1.2895
Average Canadian/U.S. dollar	1.3047	1.3032	1.2621	1.2878	1.3071
(1)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The provision for credit losses in periods prior to the first quarter of 2018 is comprised of both specific and collective provisions. Refer to the Changes in Accounting Policies section on page 121 of BMO’s 2018 Annual MD&A for further details.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

na – not applicable

4 BMO Financial Group Fourth Quarter Report 2018

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars, and they have been derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the following table. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section on page 7 for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute, for GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q4-2018	Q3-2018	Q4-2017	Fiscal 2018	Fiscal 2017
Reported Results
Revenue	5,922	5,820	5,655	23,037	22,260
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(390)	(269)	(573)	(1,352)	(1,538)
Revenue, net of CCPB	5,532	5,551	5,082	21,685	20,722
Total provision for credit losses	(175)	(186)	(202)	(662)	(746)
Non-interest expense	(3,224)	(3,386)	(3,375)	(13,613)	(13,330)
Income before income taxes	2,133	1,979	1,505	7,410	6,646
Provision for income taxes	(438)	(443)	(278)	(1,960)	(1,296)
Net Income	1,695	1,536	1,227	5,450	5,350
EPS ($)	2.57	2.31	1.81	8.17	7.92
Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(18)	(8)	(24)	(34)	(87)
Amortization of acquisition-related intangible assets (3)	(31)	(28)	(34)	(116)	(149)
Restructuring costs (4)	-	-	(59)	(260)	(59)
Decrease in the collective allowance for credit losses (5)	-	-	-	-	76
Benefit from the remeasurement of an employee benefit liability (6)	277	-	-	277	-
Adjusting items included in reported pre-tax income	228	(36)	(117)	(133)	(219)
Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(13)	(7)	(15)	(25)	(55)
Amortization of acquisition-related intangible assets (3)	(24)	(22)	(26)	(90)	(116)
Restructuring costs (4)	-	-	(41)	(192)	(41)
Decrease in the collective allowance for credit losses (5)	-	-	-	-	54
Benefit from the remeasurement of an employee benefit liability (6)	203	-	-	203	-
U.S. net deferred tax asset revaluation (7)	-	-	-	(425)	-
Adjusting items included in reported net income after tax	166	(29)	(82)	(529)	(158)
Impact on EPS ($)	0.25	(0.05)	(0.13)	(0.82)	(0.24)
Adjusted Results
Revenue	5,922	5,820	5,655	23,037	22,260
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(390)	(269)	(573)	(1,352)	(1,538)
Revenue, net of CCPB	5,532	5,551	5,082	21,685	20,722
Total provision for credit losses	(175)	(186)	(202)	(662)	(822)
Non-interest expense	(3,452)	(3,350)	(3,258)	(13,480)	(13,035)
Income before income taxes	1,905	2,015	1,622	7,543	6,865
Provision for income taxes	(376)	(450)	(313)	(1,564)	(1,357)
Net income	1,529	1,565	1,309	5,979	5,508
EPS ($)	2.32	2.36	1.94	8.99	8.16
(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)

Acquisition integration costs related to BMO Transportation Finance are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. KGS-Alpha acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.

(3)	These expenses were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 14, 15, 16, 18 and 20.
(4)

In Q2-18, we recorded a restructuring charge, primarily related to severance costs, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency and invest in technology to move our business forward. A restructuring charge in Q4-17 was also taken as we continued to accelerate the use of technology to enhance customer experience and focused on driving operational efficiencies. Restructuring costs are included in non-interest expense in Corporate Services.

(5)	Adjustments to the collective allowance for credit losses are recorded in Corporate Services provision for credit losses in 2017 and prior years.
(6)

The current quarter included a $277 million pre-tax benefit from the remeasurement of an employee benefit liability as a result of an amendment to our other employee future benefits plan for certain employees that was announced in the fourth quarter of 2018. This amount has been included in Corporate Services in non-interest expense.

(7)

Charge related to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information see the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual MD&A for further details.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group Fourth Quarter Report 2018 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2019 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the Canadian housing market, weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber security, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section on page 79 of BMO’s 2018 Annual MD&A, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section on page 78 of BMO’s 2018 Annual MD&A, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 30 of BMO’s Annual MD&A. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy.

6 BMO Financial Group Fourth Quarter Report 2018

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. results that are denominated in U.S. dollars increased relative to the third quarter of 2018 and the fourth quarter of 2017 due to the stronger U.S. dollar. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S.-dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current and prior year. We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

See the Enterprise-Wide Capital Management section on page 69 of the 2018 Annual MD&A for a discussion of the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income, primarily from the translation of our investments in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q4-2018

(Canadian $ in millions, except as noted)	vs. Q4-2017	vs. Q3-2018
Canadian/U.S. dollar exchange rate (average)
Current period	1.3047	1.3047
Prior period	1.2621	1.3032
Effects on U.S. segment reported results
Increased net interest income	33	1
Increased non-interest revenue	26	1
Increased revenues	59	2
Increased provision for credit losses	(3)	-
Increased expenses	(44)	(1)
Increased income taxes	(2)	(1)
Increased reported net income	10	-
Impact on earnings per share ($)	0.02	0.00
Effects on U.S. segment adjusted results
Increased net interest income	33	1
Increased non-interest revenue	26	1
Increased revenues	59	2
Increased provision for credit losses	(2)	-
Increased expenses	(42)	(1)
Increased income taxes	(4)	(1)
Increased adjusted net income	11	-
Impact on adjusted earnings per share ($)	0.02	0.00

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group Fourth Quarter Report 2018 7

Net Income

Q4 2018 vs Q4 2017

Reported net income was $1,695 million, up $468 million or 38% from the prior year. Adjusted net income was $1,529 million, up $220 million or 17% from the prior year. Adjusted net income excludes a benefit of $203 million after-tax from a remeasurement of an employee benefit liability in the current year, a restructuring charge in the prior year, and the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. EPS of $2.57 was up $0.76 or 42% from the prior year. Adjusted EPS of $2.32 was up $0.38 or 19%.

Results reflect strong growth in U.S. P&C, good performance in Canadian P&C and a lower Corporate Services loss, partially offset by lower income in BMO Capital Markets. Wealth Management results increased, largely reflecting less elevated reinsurance claims in the current year.

Q4 2018 vs Q3 2018

Reported net income was up $159 million or 10% and adjusted net income was down $36 million or 2% from the prior quarter. Adjusted net income excludes the remeasurement benefit in the current quarter and the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. EPS was up $0.26 or 11% and adjusted EPS was down $0.04 or 2%.

Results reflect higher income in the P&C businesses and BMO Capital Markets, more than offset by lower income in Wealth Management and Corporate Services.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue

Q4 2018 vs Q4 2017

Revenue of $5,922 million increased $267 million or 5% from the prior year, or 4% excluding the impact of the stronger U.S. dollar. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue of $5,532 million increased $450 million or 9%, or 8% excluding the impact of the stronger U.S. dollar. Revenue increased in all operating groups compared with the prior year.

Net interest income of $2,669 million increased $134 million or 5%, or $100 million or 4% excluding the impact of the stronger U.S. dollar. Net interest income, excluding trading of $2,774 million increased $187 million or 7%, largely due to higher deposit and loan volumes in the P&C businesses. Average earning assets of $711.7 billion increased $69.1 billion or 11%, or 9% excluding the impact of the stronger U.S. dollar, due to loan growth, higher securities, higher securities borrowed or purchased under resale agreements and increased cash resources. BMO’s overall net interest margin decreased 8 basis points, and 7 basis points on an excluding trading basis, primarily driven by lower spreads in BMO Capital Markets, mainly due to higher volumes of lower spread assets.

Net non-interest revenue of $2,863 million increased $316 million or 12%. Excluding trading revenue, net non-interest revenue increased $141 million or 6%, with increases in most non-interest revenue categories.

Gross insurance revenue decreased $144 million from the prior year due to increases in long-term interest rates decreasing the fair value of investments in the current year, compared with decreases in long-term interest rates increasing the fair value of investments in the prior year and weaker equity markets in the current year, partially offset by higher annuity sales. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities comprise predominantly fixed income and some equity assets. These investments are recorded at fair value with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB, as discussed on page 10. We generally focus on analyzing revenue net of CCPB given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

Q4 2018 vs Q3 2018

Revenue increased $102 million or 2% from the prior quarter. Net revenue decreased $19 million as lower Wealth Management revenue was partially offset by growth in other businesses.

Net interest income of $2,669 million increased $62 million or 2%, compared with the prior quarter. Net interest income excluding trading of $2,774 million increased $43 million or 2%, compared with the prior quarter, mainly driven by higher deposit and loan volumes in the P&C businesses. Average earning assets increased $19.6 billion or 3%, largely driven by higher securities, loan growth and increased cash resources. BMO’s overall net interest margin of 1.49% was unchanged. On an excluding trading basis, net interest margin decreased 2 basis points to 1.84% mainly due to higher volumes of lower spread assets in BMO Capital Markets.

Net non-interest revenue decreased $81 million or 3%. Excluding trading revenue, net non-interest revenue decreased $55 million or 2%, primarily due to lower net insurance revenue and underwriting and advisory fees.

Gross insurance revenue increased $58 million due to higher annuity sales in the current quarter, partially offset by increases in long-term interest rates decreasing the fair value of investments in the current quarter, compared with the prior quarter and weaker equity markets in the current quarter. The increase in insurance revenue was largely offset by higher insurance claims, commissions and changes in policy benefit liabilities as discussed on page 10.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

8 BMO Financial Group Fourth Quarter Report 2018

Provision for Credit Losses

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. The provision for credit losses on impaired loans under IFRS 9, is consistent with the specific provision under IAS 39 in prior years. The provision for credit losses on performing loans replaced the collective provision under IAS 39. Refer to the Changes in Accounting Policy section on page 121 of BMO’s Annual MD&A for an explanation of the provision for credit losses. Prior periods have not been restated.

Q4 2018 vs Q4 2017

The total provision for credit losses was $175 million, a decrease of $27 million from the prior year. The provision for credit losses on impaired loans of $177 million decreased $25 million from $202 million in the prior year, primarily due to lower provisions in the P&C businesses and net recoveries in BMO Capital Markets and Corporate Services, compared with provisions in the prior year. There was a decrease for credit losses on performing loans of $2 million, as net recoveries of credit losses in Canadian P&C, BMO Capital Markets, and Corporate Services were largely offset by provisions in U.S P&C.

Q4 2018 vs Q3 2018

The total provision for credit losses was down $11 million from the prior quarter. The provision for credit losses on impaired loans was flat at $177 million. There was a $2 million net recovery of credit losses on performing loans in the quarter, compared with a provision for credit losses on performing loans of $9 million in the prior quarter.

Provision for Credit Losses by Operating Group (1)

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	Wealth Management	BMO Capital Markets	Corporate Services (2)	Total Bank
Q4-2018
Provision for (recovery of) credit losses on impaired loans	118	61	179	2	(3)	(1)	177
Provision for (recovery of) credit losses on performing loans	(15)	18	3	1	(4)	(2)	(2)
Total provision for (recovery of) credit losses	103	79	182	3	(7)	(3)	175
Q3-2018
Provision for (recovery of) credit losses on impaired loans	120	54	174	2	3	(2)	177
Provision for (recovery of) credit losses on performing loans	17	(14)	3	2	4	-	9
Total provision for (recovery of) credit losses	137	40	177	4	7	(2)	186
Q4-2017
Total specific and collective provision for (recovery of) credit losses	130	64	194	-	4	4	202
Fiscal 2018
Provision for (recovery of) credit losses on impaired loans	466	258	724	6	(17)	(13)	700
Provision for (recovery of) credit losses on performing loans	3	(38)	(35)	-	(1)	(2)	(38)
Total provision for (recovery of) credit losses	469	220	689	6	(18)	(15)	662
Fiscal 2017
Total specific and collective provision for (recovery of) credit losses (2)	483	289	772	8	44	(78)	746

(1)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The provision for credit losses in periods prior to the first quarter of 2018 is comprised of specific provisions for operating groups and includes both specific and collective provisions for Corporate Services. Refer to the Changes in Accounting Policies section on page 121 of BMO’s 2018 Annual MD&A for further details.

(2)	Adjustments to the collective allowance for credit losses are recorded in Corporate Services provision for credit losses in 2017 and prior years.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Provision for Credit Losses Performance Ratios

	Q4-2018	Q3-2018	Q4-2017	Fiscal 2018	Fiscal 2017
Total PCL-to-average net loans and acceptances (annualized) (%)	0.18	0.19	0.22	0.17	0.20
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.18	0.18	0.22	0.18	0.22

Impaired Loans

Total gross impaired loans (GIL) of $1,936 million at the end of the current quarter, down from $2,220 million in the prior year, with the largest decrease in impaired loans in service industries, and the oil and gas sector. GIL decreased $140 million from $2,076 million in the third quarter of 2018.

Factors contributing to the change in GIL are outlined in the following table. Loans classified as impaired during the quarter totalled $443 million, down from $522 million in the third quarter of 2018 and $527 million in the prior year.

BMO Financial Group Fourth Quarter Report 2018 9

Changes in Gross Impaired Loans (GIL) and Acceptances (1)

(Canadian $ in millions, except as noted)	Q4-2018	Q3-2018	Q4-2017	Fiscal 2018	Fiscal 2017
GIL, beginning of period	2,076	2,152	2,154	2,220	2,383
Classified as impaired during the period	443	522	527	2,078	2,193
Transferred to not impaired during the period	(188)	(151)	(135)	(708)	(607)
Net repayments	(214)	(322)	(184)	(1,051)	(1,017)
Amounts written-off	(194)	(140)	(146)	(618)	(618)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(5)	-	(45)	(11)	(46)
Foreign exchange and other movements	18	15	49	26	(68)
GIL, end of period	1,936	2,076	2,220	1,936	2,220
GIL to gross loans and acceptances (%)	0.48	0.53	0.59	0.48	0.59
(1)	GIL excludes purchased credit impaired loans.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $390 million in the fourth quarter of 2018, a decrease of $183 million from $573 million in the fourth quarter of 2017 due to the impact of increases in long-term interest rates decreasing the fair value of policy benefit liabilities in the current quarter, compared with decreases in long-term interest rates increasing the fair value of policy benefit liabilities in the prior year, less elevated reinsurance claims in the current year and the impact of weaker equity markets in the current year, partially offset by higher annuity sales. CCPB increased $121 million from $269 million in the third quarter of 2018, due to the impact of higher annuity sales and elevated reinsurance claims in the current quarter, partially offset by higher increases in long-term interest rates decreasing the fair value of policy benefit liabilities in the current quarter, compared with the prior quarter and the impact of weaker equity markets in the current quarter. The changes related to the fair value of policy benefit liabilities and annuity sales were largely offset in revenue.

Non-Interest Expense

Reported non-interest expense of $3,224 million decreased $151 million or 4% from the prior year. Adjusted non-interest expense of $3,452 million increased $194 million or 6%, or 5% excluding the impact of the stronger U.S. dollar, largely reflecting higher employee-related expenses, including an acquisition, higher technology costs and a gain on sale of an office building in the prior year. Adjusted non-interest expense excludes a benefit of

$277 million pre-tax in the current quarter from the remeasurement of an employee benefit liability as a result of an amendment to our other employee future benefits plan for certain employees that was announced in the fourth quarter of 2018, a restructuring charge of $59 million in the prior year and acquisition integration costs and the amortization of acquisition-related intangible assets in both periods.

Reported non-interest expense decreased $162 million or 5% from the third quarter of 2018, reflecting the benefit in the current quarter. Adjusted non-interest expense increased $102 million or 3%, with increases in most expense categories.

Reported operating leverage on a net revenue basis was positive 13.4% year-over-year. Adjusted operating leverage on a net revenue basis was positive 2.9% year-over-year.

The reported efficiency ratio was 54.4% compared with 59.7% in the prior year and was 58.3% on a net revenue basis, compared with 66.4% in the prior year. The adjusted efficiency ratio was 58.3% compared with 57.6% in the prior year and was 62.4% on a net revenue basis, compared with 64.1% in the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

10 BMO Financial Group Fourth Quarter Report 2018

Income Taxes

The provision for income taxes of $438 million increased $160 million from the fourth quarter of 2017 and decreased $5 million from the third quarter of 2018. The effective tax rate for the quarter was 20.6%, compared with 18.5% in the prior year and 22.4% in the third quarter of 2018.

The adjusted provision for income taxes of $376 million increased $63 million from the prior year and decreased $74 million from the third quarter of 2018. The adjusted effective tax rate was 19.7% in the current quarter, compared with 19.3% in the prior year and 22.4% in the third quarter of 2018. The higher reported and adjusted effective tax rates in the current quarter relative to the fourth quarter of 2017 were primarily due to lower tax-exempt income from securities and changes in earnings mix, partially offset by a favourable U.S. tax item and the benefit of U.S. tax reform. The lower reported and adjusted effective tax rates in the current quarter relative to the third quarter of 2018 were primarily due to a favourable U.S. tax item.

On a taxable equivalent basis (teb), the reported effective tax rate for the quarter was 23.0%, compared with 27.1% in the prior year and 24.7% in the third quarter of 2018. On a teb basis, the adjusted effective tax rate for the quarter was 22.5%, compared with 27.2% in the prior year and 24.7% in the third quarter of 2018.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures Section.

BMO Financial Group Fourth Quarter Report 2018 11

Capital Management

Fourth Quarter 2018 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.3% at October 31, 2018.

The CET1 Ratio decreased from 11.4% at the end of the third quarter and at October 31, 2017, as retained earnings growth was more than offset by higher RWA and the impact of share buybacks.

CET1 Capital at October 31, 2018, was $32.7 billion, up from $31.7 billion at July 31, 2018, mainly due to higher retained earnings, net of share repurchases, and the impact of foreign exchange movements on accumulated other comprehensive income. CET1 Capital was up from $30.6 billion at October 31, 2017, largely driven by retained earnings growth net of share repurchases.

CET 1 Capital RWA were $289.2 billion at October 31, 2018, up from $277.5 billion at July 31, 2018 and $269.5 billion at October 31, 2017, driven by business growth, including the impact of the acquisition of KGS-Alpha, and the impact of foreign exchange movements, partially offset by changes in asset quality.

The bank’s Tier 1 and Total Capital Ratios were 12.9% and 15.2%, respectively, at October 31, 2018, compared with 12.9% and 14.9%, respectively, at July 31, 2018. The Tier 1 Capital Ratio was unchanged as the factors impacting the CET1 Ratio were largely offset by the issuance of preferred shares. The Total Capital Ratio was higher mainly due to the issuance of subordinated notes. The Tier 1 and Total Capital Ratios were 13.0% and 15.1%, respectively, at October 31, 2017. The Tier 1 Ratio was lower, compared with October 31, 2017, mainly due to the factors impacting the CET1 Ratio. The Total Capital Ratio was higher, compared with October 31, 2017, mainly due to the issuances of subordinated notes net of redemptions, partially offset by the factors impacting the Tier 1 Ratio.

BMO’s Leverage Ratio was 4.2% at October 31, 2018, consistent with July 31, 2018. The October 31, 2018 Leverage Ratio was down from 4.4% at October 31, 2017, mainly due to higher leverage exposures driven by business growth.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. BMO may manage the impact of foreign exchange movements on its capital ratios and did so during the fourth quarter. Any such activities could also impact our book value and return on equity.

Regulatory Capital

Regulatory capital requirements for BMO are determined in accordance with OSFI’s CAR Guideline, which is based on the capital standards developed by the BCBS. For more information see the Enterprise-Wide Capital Management section on pages 69 to 75 of BMO’s 2018 Annual MD&A.

OSFI’s capital requirements are summarized in the following table.

(% of risk-weighted assets)	Minimum capital requirements	Pillar 1 Capital Buffers (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at October 31, 2018
Common Equity Tier 1 Ratio	4.5%	3.5%	1.5%	9.5%	11.3%
Tier 1 Capital Ratio	6.0%	3.5%	1.5%	11.0%	12.9%
Total Capital Ratio	8.0%	3.5%	1.5%	13.0%	15.2%
Leverage Ratio	3.0%	na	na	3.0%	4.2%
(1)

The minimum 4.5% CET1 Ratio requirement is augmented by 3.5% in Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Tier 1 Surcharge for Domestic Systematically Important Banks (D-SIBs) and a Countercyclical Buffer as prescribed by OSFI (immaterial for the fourth quarter of 2018). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to maintain a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is currently set at 1.5%. Breaches of the DSB will not result in a bank being subject to automatic constraints on capital distributions.

na – not applicable

12 BMO Financial Group Fourth Quarter Report 2018

Qualifying Regulatory Capital and Risk-Weighted Assets

(Canadian $ in millions, except as noted)	Q4-2018	Q3-2018	Q4-2017
Gross Common Equity (1)	41,387	40,516	40,114
Regulatory adjustments applied to Common Equity	(8,666)	(8,828)	(9,481)
Common Equity Tier 1 Capital (CET1)	32,721	31,688	30,633
Additional Tier 1 Eligible Capital (2)	4,790	4,390	4,690
Regulatory adjustments applied to Tier 1	(291)	(353)	(215)
Additional Tier 1 Capital (AT1)	4,499	4,037	4,475
Tier 1 Capital (T1 = CET1 + AT1)	37,220	35,725	35,108
Tier 2 Eligible Capital (3)	7,017	5,849	5,538
Regulatory adjustments applied to Tier 2	(121)	(141)	(50)
Tier 2 Capital (T2)	6,896	5,708	5,488
Total Capital (TC = T1 + T2)	44,116	41,433	40,596
Risk-Weighted Assets (4) (5)
CET1 Capital Risk-Weighted Assets	289,237	277,506	269,466
Tier 1 Capital Risk-Weighted Assets	289,420	277,681	269,466
Total Capital Risk-Weighted Assets	289,604	277,857	269,466
Capital Ratios (%)
CET1 Ratio	11.3	11.4	11.4
Tier 1 Capital Ratio	12.9	12.9	13.0
Total Capital Ratio	15.2	14.9	15.1
(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)

Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.

(3)

Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.

(4)

The implementation of the Credit Valuation Adjustment (CVA) was phased in commencing the first quarter of 2014. The applicable scalars to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital are 72%, 77% and 81%, respectively in 2017; and 80%, 83% and 86%, respectively, in 2018.

(5)

For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline. OSFI revised its capital floor calculation effective the second quarter of 2018 at a floor factor of 70%, 72.5% in the third quarter and 75% for the fourth quarter onward.

Other Capital Developments

On June 1, 2018, we renewed our normal course issuer bid (NCIB) effective for one year. Under the NCIB, we may purchase up to 20 million common shares for cancellation. The NCIB is a regular part of BMO’s capital management strategy. The timing and amount of purchases under the NCIB are subject to management discretion based on factors such as market conditions and capital levels. The bank will consult with OSFI before making purchases under the NCIB. During the quarter, we repurchased and cancelled 1 million common shares under the NCIB.

During the quarter, 399,780 common shares were issued through the exercise of stock options.

On August 25, 2018, we redeemed all of our 6,267,391 outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 16 and all of our 5,732,609 outstanding Non-Cumulative Floating Rate Class B Preferred Shares, Series 17, at a redemption price of $25.00 per share plus all declared and unpaid dividends.

On September 17, 2018, we completed our domestic public offering of $400 million of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 44.

On October 5, 2018, we completed our U.S. public offering of US$850 million of 4.338% Subordinated Notes due 2028, through our U.S. Medium-Term Note Program.

On November 16, 2018, BMO Capital Trust II, a subsidiary of Bank of Montreal, announced its intention to redeem all of its $450 million issued and outstanding BMO Tier 1 Notes – Series A on December 31, 2018.

On December 4, 2018, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.00 per share, up $0.04 per share or 4% from the prior quarter, and up $0.07 per share or 8% from a year ago. The dividend is payable on February 26, 2019, to shareholders of record on February 1, 2019. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

The foregoing Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Fourth Quarter Report 2018 13

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating groups and operating segments for the fourth quarter of 2018.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform with the current presentation.

Effective the first quarter of 2018, the allocation of certain revenue items from Corporate Services to the operating groups was updated to better align with underlying business activity. Results for prior periods and related ratios have been reclassified to conform with the current presentation.

The following additional reclassifications were made effective the first quarter of 2018. Loan losses related to certain fraud costs have been reclassified from provision for credit losses to other non-interest expense in Canadian and U.S. P&C. Certain fees have been reclassified from deposit and payment service charges to card fees within non-interest revenue in Canadian P&C. Also, cash collateral balances were reclassified from loans and deposits to other assets and other liabilities in BMO Capital Markets. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

Restructuring costs and acquisition integration costs that impact more than one operating group are included in Corporate Services.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the audited annual consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Effective with the adoption of IFRS 9, we allocate the provision for credit losses on performing loans and the related allowance to operating groups. In 2017 and prior years, the collective provision and allowance was held in Corporate Services.

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q4-2018	Q3-2018	Q4-2017	Fiscal 2018	Fiscal 2017
Net interest income (teb)	2,431	2,396	2,263	9,384	8,812
Non-interest revenue	835	841	787	3,311	3,248
Total revenue (teb)	3,266	3,237	3,050	12,695	12,060
Provision for credit losses on impaired loans (1)	179	174	na	724	na
Provision for (recovery of) credit losses on performing loans (1)	3	3	na	(35)	na
Total provision for credit losses (1)	182	177	194	689	772
Non-interest expense	1,740	1,732	1,642	6,817	6,566
Income before income taxes	1,344	1,328	1,214	5,189	4,722
Provision for income taxes (teb)	297	322	320	1,241	1,184
Reported net income	1,047	1,006	894	3,948	3,538
Amortization of acquisition-related intangible assets (2)	12	12	12	47	49
Adjusted net income	1,059	1,018	906	3,995	3,587
Net income growth (%)	17.1	14.1	2.8	11.6	8.3
Adjusted net income growth (%)	16.9	13.9	2.6	11.4	8.0
Revenue growth (%)	7.1	6.7	1.9	5.3	4.0
Non-interest expense growth (%)	5.9	4.4	0.7	3.8	2.4
Adjusted non-interest expense growth (%)	6.0	4.5	0.8	3.9	2.5
Return on equity (%)	19.0	18.5	17.1	18.6	16.7
Adjusted return on equity (%)	19.3	18.8	17.3	18.8	16.9
Operating leverage (teb) (%)	1.2	2.3	1.2	1.5	1.6
Adjusted operating leverage (teb) (%)	1.1	2.2	1.1	1.4	1.5
Efficiency ratio (teb) (%)	53.3	53.5	53.9	53.7	54.4
Adjusted efficiency ratio (teb) (%)	52.8	53.1	53.3	53.2	53.9
Net interest margin on average earning assets (teb) (%)	2.98	2.97	2.94	2.97	2.90
Average earning assets	324,014	319,954	305,841	316,359	304,178
Average gross loans and acceptances	330,502	325,545	309,413	321,537	306,381
Average net loans and acceptances	328,923	323,984	309,280	320,019	306,239
Average deposits	258,602	251,671	236,309	250,221	238,419
(1)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The provision for credit losses in periods prior to the first quarter of 2018 is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 121 of BMO’s Annual MD&A for further details.

(2)	Before tax amounts of $16 million in Q4-2018, $15 million in Q3-2018, $16 million in Q4-2017, $61 million for fiscal 2018 and $66 million for fiscal 2017 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

na – not applicable

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business net income of $1,047 million and adjusted net income of $1,059 million were both up 17% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please see the non-GAAP Measures section.

14 BMO Financial Group Fourth Quarter Report 2018

Canadian Personal and Commercial Banking (Canadian P&C)

(Canadian $ in millions, except as noted)	Q4-2018	Q3-2018	Q4-2017	Fiscal 2018	Fiscal 2017
Net interest income	1,421	1,402	1,369	5,541	5,261
Non-interest revenue	547	550	515	2,171	2,182
Total revenue	1,968	1,952	1,884	7,712	7,443
Provision for credit losses on impaired loans (1)	118	120	na	466	na
Provision for (recovery of) credit losses on performing loans (1)	(15)	17	na	3	na
Total provision for credit losses (1)	103	137	130	469	483
Non-interest expense	954	949	917	3,805	3,622
Income before income taxes	911	866	837	3,438	3,338
Provision for income taxes	236	224	213	884	827
Reported net income	675	642	624	2,554	2,511
Amortization of acquisition-related intangible assets (2)	1	-	1	2	3
Adjusted net income	676	642	625	2,556	2,514
Personal revenue	1,266	1,257	1,227	5,013	4,718
Commercial revenue	702	695	657	2,699	2,725
Net income growth (%)	8.3	4.6	5.3	1.7	13.2
Revenue growth (%)	4.4	5.2	4.3	3.6	6.5
Non-interest expense growth (%)	3.9	4.1	2.9	5.0	3.5
Adjusted non-interest expense growth (%)	3.9	4.1	2.9	5.0	3.5
Operating leverage (%)	0.5	1.1	1.4	(1.4)	3.0
Adjusted operating leverage (%)	0.5	1.1	1.4	(1.4)	3.0
Efficiency ratio (%)	48.5	48.6	48.7	49.3	48.7
Net interest margin on average earning assets (%)	2.62	2.60	2.59	2.60	2.53
Average earning assets	215,290	213,829	210,110	212,965	207,815
Average gross loans and acceptances	226,953	224,799	219,114	223,536	215,848
Average net loans and acceptances	226,070	223,936	218,909	222,673	215,667
Average deposits	162,480	159,818	154,335	159,483	152,492

(1)

Effective first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The provision for credit losses in periods prior to the first quarter of 2018 is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 121 of BMO’s 2018 Annual MD&A for further details.

(2)	Before tax amounts of $1 million in Q4-2018, $nil in Q3-2018 and Q4-2017, $2 million for fiscal 2018 and $3 million for fiscal 2017 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

na – not applicable

Q4 2018 vs Q4 2017

Canadian P&C reported net income of $675 million and adjusted net income of $676 million both increased $51 million or 8% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect revenue growth and lower provisions for credit losses, partially offset by higher expenses.

Revenue of $1,968 million increased $84 million or 4% from the prior year due to higher balances across most products, increased non-interest revenue and higher margins. Net interest margin of 2.62% was up 3 basis points, primarily due to the benefit of favourable product mix.

Personal revenue increased $39 million or 3% due to increased non-interest revenue, higher balances across most products and higher margins. Commercial revenue increased $45 million or 7% mainly due to higher balances across most products and increased non-interest revenue.

Total provision for credit losses of $103 million decreased $27 million from the prior year. The provision for credit losses on impaired loans decreased $12 million to $118 million, due to lower commercial provisions. There was a $15 million recovery of credit losses on performing loans in the current quarter.

Non-interest expense of $954 million increased $37 million or 4%, reflecting continued investment in the business, primarily related to higher technology investments and investment in sales force.

Average gross loans and acceptances of $227.0 billion increased $7.8 billion or 4% from the prior year. Total personal lending balances (excluding retail cards) were relatively unchanged, reflecting certain participation choices, including reduced participation in non-proprietary mortgage channels, offset by 3% growth in proprietary mortgages and amortizing home equity line of credit (HELOC) loans. Commercial loan balances (excluding corporate cards) increased 12%. Average deposits of $162.5 billion increased $8.1 billion or 5%. Personal deposit balances increased 3%, including growth of 5% in chequing account balances, while commercial deposit balances increased 9%.

Q4 2018 vs Q3 2018

Reported net income increased $33 million or 5% and adjusted net income increased $34 million or 5% from the prior quarter.

Revenue increased $16 million or 1% due to higher balances across most products and higher margins, partially offset by lower non-interest revenue. Net interest margin of 2.62% was up 2 basis points in part due to the benefit of a favourable product mix.

Personal revenue increased $9 million or 1% due to higher balances across most products. Commercial revenue increased $7 million or 1%, mainly due to higher balances across most products.

Total provision for credit losses decreased $34 million. The provision for credit losses on impaired loans decreased $2 million due to lower commercial provisions, partially offset by higher consumer provisions. There was a $15 million recovery of credit losses on performing loans in the current quarter, compared with a $17 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense increased $5 million or 1%, reflecting continued investment in the business.

Average gross loans and acceptances increased $2.2 billion or 1%, while average deposits increased $2.7 billion or 2%.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2018 15

U.S. Personal and Commercial Banking (U.S. P&C)

(US$ in millions, except as noted)	Q4-2018	Q3-2018	Q4-2017	Fiscal 2018	Fiscal 2017
Net interest income (teb)	774	762	708	2,983	2,718
Non-interest revenue	222	223	216	886	817
Total revenue (teb)	996	985	924	3,869	3,535
Provision for credit losses on impaired loans (1)	46	42	na	201	na
Provision for (recovery of) credit losses on performing loans (1)	14	(11)	na	(31)	na
Total provision for credit losses (1)	60	31	52	170	221
Non-interest expense	602	601	574	2,338	2,253
Income before income taxes	334	353	298	1,361	1,061
Provision for income taxes (teb)	49	74	84	278	274
Reported net income	285	279	214	1,083	787
Amortization of acquisition-related intangible assets (2)	9	9	9	35	36
Adjusted net income	294	288	223	1,118	823
Net income growth (%)	32.8	35.3	1.9	37.5	(0.8)
Adjusted net income growth (%)	31.4	33.8	1.6	35.8	(1.0)
Revenue growth (%)	7.8	8.5	2.8	9.4	1.6
Non-interest expense growth (%)	4.8	4.1	2.6	3.8	2.4
Adjusted non-interest expense growth (%)	5.1	4.3	2.8	4.0	2.6
Operating leverage (%) (teb)	3.0	4.4	0.2	5.6	(0.8)
Adjusted operating leverage (%) (teb)	2.7	4.2	-	5.4	(1.0)
Efficiency ratio (%) (teb)	60.5	61.0	62.2	60.4	63.7
Adjusted efficiency ratio (%) (teb)	59.4	59.9	60.9	59.3	62.4
Net interest margin on average earning assets (%) (teb)	3.69	3.71	3.70	3.72	3.69
Average earning assets	83,336	81,428	75,849	80,255	73,752
Average gross loans and acceptances	79,369	77,301	71,546	76,067	69,294
Average net loans and acceptances	78,835	76,765	71,603	75,558	69,324
Average deposits	73,668	70,478	64,952	70,431	65,724
(Canadian $ equivalent in millions)
Net interest income (teb)	1,010	994	894	3,843	3,551
Non-interest revenue	288	291	272	1,140	1,066
Total revenue (teb)	1,298	1,285	1,166	4,983	4,617
Provision for credit losses on impaired loans (1)	61	54	na	258	na
Provision for (recovery of) credit losses on performing loans (1)	18	(14)	na	(38)	na
Total provision for credit losses (1)	79	40	64	220	289
Non-interest expense	786	783	725	3,012	2,944
Income before income taxes	433	462	377	1,751	1,384
Provision for income taxes (teb)	61	98	107	357	357
Reported net income	372	364	270	1,394	1,027
Adjusted net income	383	376	281	1,439	1,073
Net income growth (%)	37.3	36.0	(2.7)	35.7	(2.2)
Adjusted net income growth (%)	35.9	34.4	(3.1)	34.0	(2.4)
Revenue growth (%)	11.4	9.0	(1.8)	7.9	0.1
Non-interest expense growth (%)	8.4	4.6	(2.0)	2.3	1.0
Adjusted non-interest expense growth (%)	8.7	4.9	(1.8)	2.6	1.2
Average earning assets	108,724	106,125	95,731	103,394	96,363
Average gross loans and acceptances	103,549	100,746	90,299	98,001	90,533
Average net loans and acceptances	102,853	100,048	90,371	97,346	90,572
Average deposits	96,122	91,853	81,974	90,738	85,927

(1)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The provision for credit losses in periods prior to the first quarter of 2018 is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 121 of BMO’s 2018 Annual MD&A for further details.

(2)	Before tax amounts of US$11 million in Q4-2018 and Q3-2018, US$13 million in Q4-2017, US$45 million in fiscal 2018 and US$49 million in fiscal 2017 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

na – not applicable

Q4 2018 vs Q4 2017

Reported net income of $372 million increased $102 million or 37% and adjusted net income of $383 million increased $102 million or 36% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $285 million increased $71 million or 33% and adjusted net income of $294 million increased $71 million or 31% from the prior year, due to good revenue growth and lower taxes from the benefit of U.S. tax reform and a favourable U.S. tax item, partially offset by higher expenses and higher provisions for credit losses. The benefit of U.S. tax reform was approximately $28 million in reported net income and $29 million in adjusted net income in the current quarter.

Revenue of $996 million increased $72 million or 8% from the prior year, mainly due to higher deposit revenue and increased loan volumes, net of loan spread compression. Net interest margin decreased 1 basis point to 3.69%, mainly due to loan spread compression and a change in business mix, including a residential loan portfolio purchase, partially offset by improved deposit revenue, driven primarily by higher interest rates and interest recoveries.

16 BMO Financial Group Fourth Quarter Report 2018

Total provision for credit losses of $60 million increased $8 million from the prior year. The provision for credit losses on impaired loans decreased $6 million to $46 million due to lower commercial provisions, partially offset by higher consumer provisions. There was a $14 million provision for credit losses on performing loans in the quarter.

Non-interest expense of $602 million increased $28 million or 5% and adjusted non-interest expense of $591 million increased $30 million or 5%, due to continued investment in the business, including technology investments.

Average gross loans and acceptances increased $7.8 billion or 11% from the prior year to $79.4 billion, driven by commercial loan growth of 10% and increased personal loan volumes, due largely to the purchase of a mortgage portfolio in the first quarter of 2018.

Average deposits of $73.7 billion increased $8.7 billion or 13% from the prior year with 16% growth in commercial and 12% growth in personal volumes, reflective of our continued commitment to grow our treasury management business.

Q4 2018 vs Q3 2018

Reported net income increased $8 million or 2% and adjusted net income increased $7 million or 2% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income and adjusted net income both increased $6 million or 2% largely due to a favourable U.S. tax item and higher revenue, partially offset by higher provision for credit losses.

Revenue increased $11 million or 1%. Net interest margin decreased 2 basis points reflecting higher loan growth at lower spreads, partially offset by higher interest recoveries and improved deposit revenue.

Total provision for credit losses increased $29 million from the prior quarter. The provision for credit losses on impaired loans increased $4 million due to higher commercial and consumer provisions. There was a $14 million provision for credit losses on performing loans in the current quarter, compared with a $11 million net recovery of credit losses on performing loans in the prior quarter.

Non-interest expense and adjusted non-interest expense both increased $1 million.

Average gross loans and acceptances increased $2.1 billion or 3% due to growth in commercial and personal loan volumes. Average deposits increased $3.2 billion or 5% due to 9% growth in commercial and 2% growth in personal volumes.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2018 17

BMO Wealth Management

(Canadian $ in millions, except as noted)	Q4-2018	Q3-2018	Q4-2017	Fiscal 2018	Fiscal 2017
Net interest income	210	212	194	826	722
Non-interest revenue	1,359	1,326	1,490	5,468	5,492
Total revenue	1,569	1,538	1,684	6,294	6,214
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	390	269	573	1,352	1,538
Revenue, net of CCPB	1,179	1,269	1,111	4,942	4,676
Provision for credit losses on impaired loans (1)	2	2	na	6	na
Provision for (recovery of) credit losses on performing loans (1)	1	2	na	-	na
Total provision for (recovery of) credit losses (1)	3	4	-	6	8
Non-interest expense	880	875	841	3,509	3,351
Income before income taxes	296	390	270	1,427	1,317
Provision for income taxes	77	99	95	355	350
Reported net income	219	291	175	1,072	967
Amortization of acquisition-related intangible assets (2)	10	10	14	41	65
Adjusted net income	229	301	189	1,113	1,032
Traditional Wealth businesses reported net income	192	202	192	805	729
Traditional Wealth businesses adjusted net income	202	212	206	846	794
Insurance reported net income	27	89	(17)	267	238
Net income growth (%)	25.3	8.3	(38.1)	11.0	24.5
Adjusted net income growth (%)	21.2	6.5	(37.9)	8.0	17.6
Revenue growth (%)	(6.9)	6.7	30.9	1.3	5.2
Revenue growth, net of CCPB (%)	6.0	6.8	(8.0)	5.7	7.1
Non-interest expense growth (%)	4.7	5.0	1.0	4.7	0.4
Adjusted non-interest expense growth (%)	5.4	5.7	2.5	5.7	1.9
Return on equity (%)	14.1	18.9	11.6	17.8	15.9
Adjusted return on equity (%)	14.7	19.5	12.5	18.5	17.0
Operating leverage, net of CCPB (%)	1.3	1.8	(9.0)	1.0	6.7
Adjusted operating leverage, net of CCPB (%)	0.6	1.1	(10.5)	-	5.2
Efficiency ratio, net of CCPB (%)	74.7	68.9	75.7	71.0	71.7
Adjusted efficiency ratio (%)	55.3	56.0	48.9	54.9	52.6
Adjusted efficiency ratio, net of CCPB (%)	73.6	67.8	74.1	70.0	70.0
Assets under management	438,274	451,216	429,448	438,274	429,448
Assets under administration (3)	382,839	394,513	359,773	382,839	359,773
Average earning assets	32,784	31,704	28,754	31,167	28,026
Average gross loans and acceptances	21,559	20,736	18,538	20,290	18,068
Average net loans and acceptances	21,531	20,706	18,533	20,260	18,063
Average deposits	33,968	34,327	33,281	34,251	33,289

(1)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The provision for credit losses in periods prior to the first quarter of 2018 is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 121 of BMO’s 2018 Annual MD&A for further details.

(2)	Before tax amounts of $13 million in Q4-2018 and Q3-2018, $18 million in Q4-2017, $52 million for fiscal 2018 and $80 million for fiscal 2017 are included in non-interest expense.
(3)	Certain assets under management that are also administered by us and included in assets under administration.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

na – not applicable

Q4 2018 vs Q4 2017

Reported net income of $219 million increased $44 million or 25% and adjusted net income of $229 million increased $40 million or 21% from the prior year. As outlined below, net income in the current quarter was impacted by elevated reinsurance claims and a legal provision. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $192 million was unchanged and adjusted net income of $202 million decreased $4 million or 2% from the prior year, as business growth and lower taxes were more than offset by a legal provision and higher expenses. Insurance net income of $27 million was below trend but increased $44 million, primarily due to less elevated reinsurance claims in the current year, with this partially offset by unfavourable market movements in the current quarter relative to favourable market movements in the prior year.

Revenue of $1,569 million decreased $115 million or 7% from the prior year. Revenue, net of CCPB, was $1,179 million, an increase of $68 million or 6%. Revenue in traditional wealth was $1,100 million, an increase of $32 million or 3%, due to business growth from higher deposit and loan revenue, net new client assets and higher equity markets on average, partially offset by a legal provision in the current year and the impact of a divestiture of a non-core business in the prior year. Insurance revenue, net of CCPB, of $79 million increased $36 million from the prior year due to the drivers noted above.

Non-interest expense of $880 million increased $39 million or 5% and adjusted non-interest expense of $867 million increased $44 million or 5%, largely due to higher revenue-based costs and technology investments partially offset by the impact of the divestiture noted above.

Assets under management increased $8.8 billion or 2% from the prior year to $438.3 billion, primarily driven by growth in client assets. Assets under administration increased $23.1 billion or 6% from the prior year to $382.8 billion, primarily driven by growth in client assets. Year-over-year loans and deposits grew by 16% and 2%, respectively, as we continue to diversify our product mix.

18 BMO Financial Group Fourth Quarter Report 2018

Q4 2018 vs Q3 2018

Reported net income of $219 million and adjusted net income of $229 million both decreased $72 million. Traditional wealth reported net income was $192 million, compared with $202 million in the prior quarter and adjusted net income was $202 million, compared with $212 million in the prior quarter, primarily due to lower fee based revenue partially offset by the benefit of a favourable U.S. tax item. Insurance net income of $27 million decreased $62 million or 69% from the prior quarter, primarily due to elevated reinsurance claims and unfavourable market movements in the current quarter relative to favourable market movements in the prior quarter.

Revenue, net of CCPB, decreased $90 million or 7%. Revenue in traditional wealth decreased $24 million or 2%, primarily due to lower fee-based revenue. Net insurance revenue decreased $66 million or 46%, due to the drivers noted above.

Reported and adjusted non-interest expense both increased $5 million or 1%.

Assets under management decreased $12.9 billion or 3%, and assets under administration decreased $11.7 billion or 3%, mainly due to weaker equity markets. Quarter-over-quarter loans grew by 4%, while deposits were down 1%.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2018 19

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q4-2018	Q3-2018	Q4-2017	Fiscal 2018	Fiscal 2017
Net interest income (teb)	147	135	315	659	1,233
Non-interest revenue	982	968	800	3,696	3,336
Total revenue (teb)	1,129	1,103	1,115	4,355	4,569
Provision for (recovery of) credit losses on impaired loans (1)	(3)	3	na	(17)	na
Provision for (recovery of) credit losses on performing loans (1)	(4)	4	na	(1)	na
Total provision for (recovery of) credit losses (1)	(7)	7	4	(18)	44
Non-interest expense	763	698	679	2,851	2,778
Income before income taxes	373	398	432	1,522	1,747
Provision for income taxes (teb)	75	97	116	366	472
Reported net income	298	301	316	1,156	1,275
Acquisition integration costs (2)	9	2	-	11	-
Amortization of acquisition-related intangible assets (3)	2	-	-	2	2
Adjusted net income	309	303	316	1,169	1,277
Trading Products revenue	629	638	645	2,539	2,694
Investment and Corporate Banking revenue	500	465	470	1,816	1,875
Net income growth (%)	(5.6)	7.0	(18.4)	(9.4)	3.2
Adjusted net income growth (%)	(2.3)	7.5	(18.4)	(8.5)	3.3
Revenue growth (%)	1.4	4.8	(4.8)	(4.7)	5.9
Non-interest expense growth (%)	12.3	1.1	2.9	2.6	7.9
Adjusted non-interest expense growth (%)	10.3	0.8	3.0	2.1	7.9
Return on equity (%)	12.2	13.2	15.7	12.8	15.3
Adjusted return on equity (%)	12.6	13.3	15.7	13.0	15.4
Operating leverage (teb) (%)	(10.9)	3.7	(7.7)	(7.3)	(2.0)
Adjusted operating leverage (teb) (%)	(8.9)	4.0	(7.8)	(6.8)	(2.0)
Efficiency ratio (teb) (%)	67.5	63.3	61.0	65.5	60.8
Adjusted efficiency ratio (teb) (%)	66.3	63.1	60.9	65.1	60.8
Net interest margin on average earning assets (teb) (%)	0.21	0.19	0.49	0.24	0.47
Average earning assets	284,248	276,780	257,153	271,839	263,128
Average assets	317,655	312,369	295,097	307,087	302,518
Average gross loans and acceptances	47,972	46,653	46,831	46,724	48,217
Average net loans and acceptances	47,909	46,590	46,808	46,658	48,191
Average deposits	143,849	139,051	138,217	138,440	144,357

(1)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The provision for credit losses in periods prior to the first quarter of 2018 is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 121 of BMO’s 2018 Annual MD&A for further details.

(2)	KGS-Alpha acquisition integration costs before tax amounts of $12 million in Q4-2018, $2 million in Q3-2018 and $14 million for fiscal-2018 are included in non-interest expense.
(3)	Before tax amounts of $2 million in Q4-2018, $nil in Q3-2018 and Q4-2017, $3 million for fiscal 2018 and fiscal 2017 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

na – not applicable

Q4 2018 vs Q4 2017

Reported net income of $298 million decreased $18 million or 6%, and adjusted net income of $309 million decreased $7 million or 2% from a year ago, as higher Investment and Corporate Banking revenue and lower taxes were more than offset by higher expenses and lower Trading Products revenue. Adjusted net income excludes acquisition integration costs and the amortization of acquisition-related intangible assets.

Revenue of $1,129 million increased $14 million or 1%. Excluding the impact of the stronger U.S. dollar, revenue was relatively unchanged. Investment and Corporate Banking revenue increased, mainly due to higher corporate banking-related revenue, while underwriting and advisory revenue decreased slightly from a strong quarter a year ago. Trading Products revenue decreased primarily due to softer interest rate trading and lower new equity issuances, partially offset by the impact of the acquisition of KGS-Alpha in the quarter.

Total net recovery of credit losses was $7 million, compared with total net provisions of $4 million in the prior year. The net recovery of credit losses on impaired loans was $3 million, compared with a $4 million provision in the prior year. There was a $4 million net recovery of credit losses on performing loans in the current quarter.

Non-interest expense of $763 million increased $84 million or 12% and adjusted non-interest expense of $749 million increased $70 million or 10%, or 9% excluding the impact of the stronger U.S. dollar, largely due to continued investment in the business, including the impact of the acquisition.

Q4 2018 vs Q3 2018

Reported net income of $298 million decreased $3 million or 1%, and adjusted net income of $309 million increased $6 million or 2% from the prior quarter, primarily due to higher revenue, the benefit of a favourable U.S. tax item and recovery of credit losses, partially offset by higher expenses.

Revenue increased $26 million or 2% from the prior quarter. Investment and Corporate Banking revenue increased primarily driven by higher corporate banking-related revenue, while underwriting and advisory revenue decreased slightly from a strong prior quarter. Trading Products revenue decreased due to softer interest rate trading and lower new equity issuances, partially offset by the impact of the acquisition.

Total net recovery of credit losses was $7 million, compared with total net provisions of $7 million in the prior quarter. The net recovery of credit losses on impaired loans was $3 million, compared with a provision of $3 million in the prior quarter. There was a $4 million net recovery of credit losses on performing loans, compared with a $4 million provision in the prior quarter.

Non-interest expense of $763 million increased $65 million or 9% and adjusted non-interest expense of $749 million increased $53 million or 8%, largely due to continued investment in the business, including the impact of the acquisition.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

20 BMO Financial Group Fourth Quarter Report 2018

Corporate Services

(Canadian $ in millions, except as noted)	Q4-2018	Q3-2018	Q4-2017	Fiscal 2018	Fiscal 2017
Net interest income before group teb offset	(52)	(74)	(61)	(243)	(193)
Group teb offset	(67)	(62)	(176)	(313)	(567)
Net interest income (teb)	(119)	(136)	(237)	(556)	(760)
Non-interest revenue	77	78	43	249	177
Total revenue (teb)	(42)	(58)	(194)	(307)	(583)
Provision for (recovery of) credit losses on impaired loans (1)	(1)	(2)	na	(13)	na
Provision for (recovery of) credit losses on performing loans (1)	(2)	-	na	(2)	na
Total provision (recovery of) credit losses (1)	(3)	(2)	4	(15)	(78)
Non-interest expense	(159)	81	213	436	635
Income (loss) before income taxes	120	(137)	(411)	(728)	(1,140)
Provision for (recovery of) income taxes (teb)	(11)	(75)	(253)	(2)	(710)
Reported net income (loss)	131	(62)	(158)	(726)	(430)
Acquisition integration costs (2)	4	5	15	14	55
Restructuring costs (3)	-	-	41	192	41
Decrease in the collective allowance for credit losses (4)	-	-	-	-	(54)
U.S. net deferred tax asset revaluation (5)	-	-	-	425	-
Benefit from the remeasurement of an employee benefit liability (6)	(203)	-	-	(203)	-
Adjusted net loss	(68)	(57)	(102)	(298)	(388)

(1)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. Changes in the provision for credit losses on performing loans under this methodology will not be considered an adjusting item. The provision for credit losses in periods prior to the first quarter of 2018 is comprised of both specific and collective provisions. Refer to the Changes in Accounting Policies section on page 121 of BMO’s 2018 Annual MD&A for further details.

(2)	Acquisition integration costs related to the acquired BMO Transportation Finance business are included in non-interest expense.
(3)

In Q2-18, we recorded a restructuring charge, primarily related to severance costs, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency and invest in technology to move our business forward. A restructuring charge in Q4-17 was also taken as we continued to accelerate the use of technology to enhance customer experience and focused on driving operational efficiencies. Restructuring costs are included in non-interest expense.

(4)	In 2017, the adjustment to the collective allowance for credit losses before-tax amount of $76 million was excluded from Corporate Services adjusted provision for (recovery of) credit losses.
(5)

Charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. See the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual MD&A.

(6)

The current quarter included a benefit of $203 million after-tax ($277 million pre-tax) from the remeasurement of an employee benefit liability as a result of an amendment to our other employee future benefits plan for certain employees that was announced in the fourth quarter of 2018. This amount was included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

na – not applicable

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, procurement, data and analytics, and innovation. T&O manages, maintains and provides governance of information technology, cyber security and operations services.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (Personal and Commercial Banking, Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, residual unallocated expenses, certain acquisition integration costs and restructuring costs, as well as the one-time non-cash charge related to the revaluation of our U.S. net deferred tax asset in the first quarter of 2018 and a benefit from the remeasurement of an employee benefit liability in the fourth quarter of 2018.

Q4 2018 vs Q4 2017

Corporate Services reported net income for the quarter was $131 million, compared with a net loss of $158 million in the prior year. The adjusted net loss for the quarter was $68 million, compared with an adjusted net loss of $102 million in the prior year. Adjusted results exclude a benefit of $203 million after-tax from the remeasurement of an employee benefit liability in the current year and a restructuring charge in the prior year, as well as acquisition integration costs in both periods. Adjusted results increased mainly due to higher revenue excluding the teb adjustment and lower expenses. The current quarter includes above-trend securities gains. Reported results increased due to the remeasurement benefit, a restructuring charge in the prior year, and the drivers noted above.

Q4 2018 vs Q3 2018

Corporate Services reported net income for the quarter was $131 million, compared with a net loss of $62 million in the prior quarter. The adjusted net loss was $68 million, compared with an adjusted net loss of $57 million in the prior quarter. Adjusted results exclude the remeasurement benefit in the current period, as well as acquisition integration costs in both periods. The adjusted results decreased due to higher expenses, partially offset by higher revenue excluding the teb adjustment. Reported results increased due to the remeasurement benefit in the current quarter partially offset by the drivers noted above.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2018 21

Risk Management

Our risk management policies and processes to measure, monitor and control credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social and reputation risk are outlined in the Enterprise-Wide Risk Management section on pages 78 to 116 of BMO’s 2018 Annual MD&A.

22 BMO Financial Group Fourth Quarter Report 2018

Condensed Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the twelve months ended
	October 31,	July 31,	October 31,	October 31,	October 31,
	2018	2018	2017	2018	2017
Interest, Dividend and Fee Income
Loans	$4,486	$4,246	$3,583	$16,275	$13,564
Securities	746	686	465	2,535	1,801
Deposits with banks	206	161	106	641	324
	5,438	5,093	4,154	19,451	15,689
Interest Expense
Deposits	1,881	1,626	1,101	6,080	3,894
Subordinated debt	61	55	43	226	155
Other liabilities	827	805	475	2,832	1,633
	2,769	2,486	1,619	9,138	5,682
Net Interest Income	2,669	2,607	2,535	10,313	10,007
Non-Interest Revenue
Securities commissions and fees	257	259	234	1,029	969
Deposit and payment service charges	292	294	282	1,144	1,123
Trading revenues	477	503	302	1,830	1,352
Lending fees	266	248	230	997	917
Card fees	143	144	132	564	479
Investment management and custodial fees	438	446	416	1,742	1,622
Mutual fund revenues	359	372	354	1,473	1,411
Underwriting and advisory fees	242	262	251	936	1,036
Securities gains, other than trading	83	51	41	239	171
Foreign exchange gains, other than trading	42	41	60	182	191
Insurance revenue	485	427	629	1,879	2,070
Investments in associates and joint ventures	38	44	47	167	386
Other	131	122	142	542	526
	3,253	3,213	3,120	12,724	12,253
Total Revenue	5,922	5,820	5,655	23,037	22,260
Provision for Credit Losses	175	186	202	662	746
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	390	269	573	1,352	1,538
Non-Interest Expense
Employee compensation	1,612	1,873	1,842	7,459	7,467
Premises and equipment	745	672	628	2,753	2,491
Amortization of intangible assets	125	126	127	503	485
Travel and business development	186	157	183	673	693
Communications	70	70	69	282	286
Professional fees	158	142	172	564	563
Other	328	346	354	1,379	1,345
	3,224	3,386	3,375	13,613	13,330
Income Before Provision for Income Taxes	2,133	1,979	1,505	7,410	6,646
Provision for income taxes	438	443	278	1,960	1,296
Net Income	$1,695	$1,536	$1,227	$5,450	$5,350
Attributable to:
Bank shareholders	1,695	1,536	1,227	5,450	5,348
Non-controlling interest in subsidiaries	-	-	-	-	2
Net Income	$1,695	$1,536	$1,227	$5,450	$5,350
Earnings Per Share (Canadian $)
Basic	$2.58	$2.32	$1.82	$8.19	$7.95
Diluted	2.57	2.31	1.81	8.17	7.92
Dividends per common share	0.96	0.96	0.90	3.78	3.56

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Fourth Quarter Report 2018 23

Condensed Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the twelve months ended
	October 31,	July 31,	October 31,	October 31,	October 31,
	2018	2018	2017	2018	2017
Net Income	$1,695	$1,536	$1,227	$5,450	$5,350
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI securities (1)
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (2)	(49)	16	na	(251)	na
Unrealized gains on available-for-sale securities arising during the period (3)	na	na	27	na	95
Reclassification to earnings of (gains) in the period (4)	(22)	(7)	(17)	(65)	(87)
	(71)	9	10	(316)	8
Net change in unrealized gains (losses) on cash flow hedges
(Losses) on derivatives designated as cash flow hedges arising during the period (5)	(309)	(218)	(27)	(1,228)	(839)
Reclassification to earnings of losses on derivatives designated as cash flow hedges (6)	120	101	36	336	61
	(189)	(117)	9	(892)	(778)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	303	145	952	417	(885)
Unrealized gains (losses) on hedges of net foreign operations (7)	(62)	(43)	(138)	(155)	23
	241	102	814	262	(862)
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (8)	(42)	204	103	261	420
Gains on remeasurement of own credit risk on financial liabilities designed at fair value (9)	(18)	26	(32)	(24)	(148)
	(60)	230	71	237	272
Other Comprehensive Income (Loss), net of taxes	(79)	224	904	(709)	(1,360)
Total Comprehensive Income	$1,616	$1,760	$2,131	$4,741	$3,990
Attributable to:
Bank shareholders	1,616	1,760	2,131	4,741	3,988
Non-controlling interest in subsidiaries	-	-	-	-	2
Total Comprehensive Income	$1,616	$1,760	$2,131	$4,741	$3,990

(1) Periods reported before November 1, 2017 represent available-for-sale securities.

(2) Net of income tax (provision) recovery of $22 million, $(7) million, na for the three months ended, and $69 million, na for the twelve months ended, respectively.

(3) Net of income tax (provision) of na, na, $(1) million for the three months ended, and na, $(21) million for the twelve months ended, respectively.

(4) Net of income tax provision of $8 million, $3 million, $8 million for the three months ended, and $23 million, $36 million for the twelve months ended, respectively.

(5) Net of income tax recovery of $114 million, $78 million, $15 million for the three months ended, and $432 million, $322 million for the twelve months ended, respectively.

(6) Net of income tax (recovery) of $(43) million, $(37) million, $(13) million for the three months ended, and $(121) million, $(21) million for the twelve months ended, respectively.

(7) Net of income tax (provision) recovery of $22 million, $16 million, $50 million for the three months ended, and $56 million, $(8) million for the twelve months ended, respectively.

(8) Net of income tax (provision) recovery of $23 million, $(74) million, $(29) million for the three months ended, and $(111) million, $(157) million for the twelve months ended, respectively.

(9) Net of income tax (provision) recovery of $7 million, $(12) million, $12 million for the three months ended, and $6 million, $53 million for the twelve months ended, respectively.

na – not applicable due to IFRS 9 adoption.

24 BMO Financial Group Fourth Quarter Report 2018

Condensed Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	October 31,	July 31,	October 31,
	2018	2018	2017
Assets
Cash and Cash Equivalents	$42,142	$41,072	$32,599
Interest Bearing Deposits with Banks	8,305	7,637	6,490
Securities	180,935	167,318	163,198
Securities Borrowed or Purchased Under Resale Agreements	85,051	101,679	75,047
Loans
Residential mortgages	119,620	118,736	115,258
Consumer instalment and other personal	63,225	62,485	61,944
Credit cards	8,329	8,236	8,071
Business and government	194,456	187,964	175,067
	385,630	377,421	360,340
Allowance for credit losses	(1,639)	(1,660)	(1,833)
	383,991	375,761	358,507
Other Assets
Derivative instruments	26,204	24,810	28,951
Customers’ liability under acceptances	18,585	17,874	16,546
Premises and equipment	1,986	1,924	2,033
Goodwill	6,373	6,275	6,244
Intangible assets	2,272	2,207	2,159
Current tax assets	1,515	1,647	1,371
Deferred tax assets	2,037	2,065	2,865
Other	14,652	15,049	13,570
	73,624	71,851	73,739
Total Assets	$774,048	$765,318	$709,580
Liabilities and Equity Deposits	$522,051	$506,916	$479,792
Other Liabilities
Derivative instruments	24,411	24,480	27,804
Acceptances	18,585	17,874	16,546
Securities sold but not yet purchased	28,804	24,409	25,163
Securities lent or sold under repurchase agreements	66,684	83,471	55,119
Securitization and structured entities’ liabilities	25,051	23,545	23,054
Current tax liabilities	50	48	125
Deferred tax liabilities	74	66	233
Other	35,829	34,135	32,361
	199,488	208,028	180,405
Subordinated Debt	6,782	5,618	5,029
Equity
Preferred shares	4,340	4,240	4,240
Common shares	12,929	12,924	13,032
Contributed surplus	300	302	307
Retained earnings	25,856	24,909	23,709
Accumulated other comprehensive income	2,302	2,381	3,066
Total Equity	45,727	44,756	44,354
Total Liabilities and Equity	$774,048	$765,318	$709,580

BMO Financial Group Fourth Quarter Report 2018 25

Condensed Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31, 2018	October 31, 2017	October 31, 2018	October 31, 2017
Preferred Shares
Balance at beginning of period	$4,240	$4,240	$4,240	$3,840
Issued during the period	400	-	400	900
Redeemed during the period	(300)	-	(300)	(500)
Balance at End of Period	4,340	4,240	4,340	4,240
Common Shares
Balance at beginning of period	12,924	13,044	13,032	12,539
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	-	-	448
Issued under the Stock Option Plan	26	9	99	146
Repurchased for cancellation	(21)	(21)	(202)	(101)
Balance at End of Period	12,929	13,032	12,929	13,032
Contributed Surplus
Balance at beginning of period	302	305	307	294
Stock option expense, net of options exercised	(2)	2	(12)	6
Other	-	-	5	7
Balance at End of Period	300	307	300	307
Retained Earnings
Balance at beginning of period	24,909	23,183	23,709	21,205
Impact from adopting IFRS 9	-	na	99	na
Net income attributable to bank shareholders	1,695	1,227	5,450	5,348
Dividends – Preferred shares	(43)	(48)	(184)	(184)
– Common shares	(614)	(583)	(2,424)	(2,312)
Share issue expense	(5)	-	(5)	(9)
Common shares repurchased for cancellation	(86)	(70)	(789)	(339)
Balance at End of Period	25,856	23,709	25,856	23,709
Accumulated Other Comprehensive Income (Loss) on Fair Value through OCI Securities, net of taxes (1)
Balance at beginning of period	(244)	46	56	48
Impact from adopting IFRS 9	-	na	(55)	na
Unrealized (losses) on fair value through OCI debt securities arising during the period	(49)	na	(251)	na
Unrealized gains on available-for-sale securities arising during the period	na	27	na	95
Reclassification to earnings of (gains) in the period	(22)	(17)	(65)	(87)
Balance at End of Period	(315)	56	(315)	56
Accumulated Other Comprehensive (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(885)	(191)	(182)	596
(Losses) on derivatives designated as cash flow hedges arising during the period	(309)	(27)	(1,228)	(839)
Reclassification to earnings of losses on derivatives designated as cash flow hedges in the period	120	36	336	61
Balance at End of Period	(1,074)	(182)	(1,074)	(182)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	3,486	2,651	3,465	4,327
Unrealized gains (losses) on translation of net foreign operations	303	952	417	(885)
Unrealized gains (losses) on hedges of net foreign operations	(62)	(138)	(155)	23
Balance at End of Period	3,727	3,465	3,727	3,465
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee
Future Benefit Plans, net of taxes
Balance at beginning of period	211	(195)	(92)	(512)
Gains (losses) on remeasurement of pension and other employee future benefit plans	(42)	103	261	420
Balance at End of Period	169	(92)	169	(92)
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(187)	(149)	(181)	(33)
(Losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(18)	(32)	(24)	(148)
Balance at End of Period	(205)	(181)	(205)	(181)
Total Accumulated Other Comprehensive Income	2,302	3,066	2,302	3,066
Total Shareholders’ Equity	$45,727	$44,354	$45,727	$44,354
Non-controlling Interest in Subsidiaries
Balance at beginning of period	-	-	-	24
Net income attributable to non-controlling interest	-	-	-	2
Redemption/purchase of non-controlling interest	-	-	-	(25)
Other	-	-	-	(1)
Balance at End of Period	-	-	-	-
Total Equity	$45,727	$44,354	$45,727	$44,354

(1) Periods reported before November 1, 2017 represent available-for-sale securities.

na – not applicable due to IFRS 9 adoption.

26 BMO Financial Group Fourth Quarter Report 2018

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2018 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, December 4, 2018, at 8:00 a.m. (ET). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto) Passcode: 5126346. A replay of the conference call can be accessed until Monday, February 25, 2019, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Jill Homenuk, Head, Investor, Media & Government Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

August 2018: $106.33

September 2018: $107.98

October 2018: $98.90

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact Bank of Montreal Investor Relations Department P.O. Box 1, One First Canadian Place, 10th Floor Toronto, Ontario M5X 1A1
To review financial results and regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2018 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2018 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2019

The next Annual Meeting of Shareholders will be held on Tuesday, April 2, 2019 in Toronto, Ontario.

® Registered trademark of Bank of Montreal

BMO Financial Group Fourth Quarter Report 2018 27